China Ruitai International Holdings Co., Ltd.
Wenyang Town, Feicheng City
ShanDong, China 01089

May 13, 2011

VIA EDGAR

Mr. Jeffrey Gordon
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

RE:	China Ruitai International Holdings Co., Ltd. Item 4.01 Form 8-K filed April 20, 2011 File No. 0-4494

Dear Mr. Gordon:

China Ruitai International Holdings Co., Ltd. (“We” or the “Company”) is hereby submitting for filing via the EDGAR system a Current Report on Form 8-K/A (the “Form 8-K/A”) amending the Current Report on Form 8-K that was originally filed on April 20, 2011 (the “Form 8-K”). We are also forwarding to you, via Federal Express, three courtesy copies of this letter and Form 8-K/A, in a clean and marked version to show changes from the Form 8-K.

Based upon the Staff’s review of the Form 8-K, the Securities and Exchange Commission (the “Commission”) issued a comment letter dated April 22, 2011 (the “Comment Letter”). The following consists of the Company’s responses to the Comment Letter in identical numerical sequence. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s letter.

1.
Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.  It appears that the accountant’s report included in the December 31, 2010 Form 10-K included disclosure of uncertainty regarding the ability to continue as a going concern. As such, please amend the Form 8-K and revise accordingly.

In accordance with the Staff’s request, we have revised the disclosure in the Form 8-K/A accordingly.

2.
Please also amend the Form 8-K to disclose whether you consulted with the newly engaged accountant regarding the matters described in Item 304(a)(2) of Regulation S-K during your two most recent years and subsequent interim period through the resignation date. Your current disclosure only covers the most recent fiscal year and subsequent interim period through the resignation date.

In accordance with the Staff’s request, we have revised the disclosure in the Form 8-K/A accordingly.

3.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

In accordance with the Staff’s request, we have filed an updated Exhibit 16 letter with the Form 8-K/A.

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact our legal counsel, Mitchell S. Nussbaum of Loeb & Loeb LLP, at (212) 407-4159, or David J. Levine of Loeb & Loeb LLP, at (212) 407-4923, if you have any questions.

Sincerely,

/s/ Dian Min Ma
Dian Min Ma,
Chief Executive Officer

cc:	Mitchell S. Nussbaum